

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

<u>Via E-mail</u>
Henry J. Herrmann
Chief Executive Officer and Chairman of the Board
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

      Re: **Waddell & Reed Financial, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-13913

Dear Mr. Herrmann:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Angela M. Connell for

                    Stephanie Hunsaker
                    Senior Assistant Chief Accountant